TITAN INTERNATIONAL, INC.

June 25, 2012

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarter ended March 31, 2012
Filed April 26, 2012
File No. 1-12936

Dear Mr. Decker,

We have received your letter dated May 23, 2012, regarding the review of the above mentioned filings of Titan International, Inc. (the “Company”).  Please see the attached Exhibit A for the Company’s responses to your letter.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Cheri Holley at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Cheri T. Holley
Paul G. Reitz	Cheri T. Holley
Chief Financial Officer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Response to comment 1:

Titan International, Inc. (“Titan” or the “Company”) has provided intended disclosure for comments below which request additional disclosure or other revisions to be made.  These revisions, when applicable, will be included in the future filings of the Company.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

2.
 Please discuss in substantially greater detail the business reasons for the changes between periods in net sales, cost of sales and gross profit. In addition, please enhance your disclosure to discuss in greater detail the business reasons for the changes between periods in these line items for each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, quantify the amount of the increase to net sales that was due to increased demand and the amount of the increase to net sales that was due to pricing/mix improvements. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Response to comment 2:

The updated disclosure would be as follows (additions/updates are underlined):

Net Sales
Net sales for the year ended December 31, 2011, were $1,487.0 million compared to $881.6 million for the year ended December 31, 2010, an increase of 69%.  Sales increased as the result of the April acquisition of the Goodyear Latin American farm tire business including the Sao Paulo, Brazil manufacturing facility which recorded sales of $276.5 million for the year ended December 31, 2011.  Net sales for the year ended December 31, 2011, excluding this acquisition were $1,210.5 million, an increase of 37% from 2010.  Sales volume was approximately 7% higher as the result of strong market conditions in the Company’s operating segments.  Sales increased by approximately 30% from price/mix improvements which resulted largely from increased raw material prices that were passed on to customers.

Cost of Sales and Gross Profit
Cost of sales was $1,254.9 million for the year ended December 31, 2011, as compared to $777.5 million in 2010.  The higher cost of sales resulted from the significant increase in the sales levels and increased raw material prices.  The cost of sales increased 61%, compared to a 69% increase in net sales.

Gross profit for the year 2011 was $232.1 million, or 15.6% of net sales, compared to $104.1 million, or 11.8% of net sales for 2010.   The increase in the gross profit margin (gross profit as a percent of sales) was primarily due to cost leveraging and productivity gains on the higher sales volumes and select price increases on certain products that exceeded the increase in raw material costs.  In particular, the Company’s earthmoving/construction segment benefitted from these improvements with gross profit margins of 12.8% of net sales in 2012 as compared to (1.7)% in 2011.  These increases were offset by the acquisition of the Sao Paulo, Brazil manufacturing facility which  provided gross profit of $21.7 million, or 7.8% of net sales, for the year ended December 31, 2011.

The updated disclosure for the March 31, 2012 Form 10-Q would be as follows (additions/updates are underlined):

Net Sales
Net sales for the quarter ended March 31, 2012, were $463.1 million compared to $280.8 million in 2011, an increase of 65%.  Sales increased as the result of the April 2011 acquisition of the Goodyear Latin American farm tire business including the Sao Paulo, Brazil manufacturing facility which recorded sales of $90.3 million for the three months ended March 31, 2012.  Net sales for the quarter ended March 31, 2012, excluding this acquisition were $372.8 million, an increase of 33% from the same period in 2010.  Sales volume was approximately 12% higher as the result of strong market conditions in the Company’s agricultural and earthmoving/construction segments.  Sales increased by approximately 21% from price/mix improvements which resulted largely from increased raw material prices that were passed on to customers.

Cost of Sales and Gross Profit
Cost of sales was $369.7 million for the quarter ended March 31, 2012, compared to $224.6 million in 2011.  The higher cost of sales resulted primarily from the increase in quarterly sales levels.  The cost of sales increased by approximately 65%, which is comparable to an approximate 65% increase in net sales.

Gross profit for the first quarter of 2012 was $93.4 million, or 20.2% of net sales, compared to $56.3 million, or 20.0% of net sales for the first quarter of 2011.  The Sao Paulo, Brazil manufacturing facility provided gross profit of $8.5 million, or 9.4% of net sales, for the first quarter of 2012.  Excluding the Sao Paulo, Brazil manufacturing facility, the gross profit margin (gross profit as a percent of sales) was 22.8% of net sales.  The increase in gross profit margin was primarily due to cost leveraging and productivity gains on the higher sales volumes and select price increases on certain products that exceeded the increase in raw material costs.

Liquidity and Capital Resources, page 29

3.
We note that you acquired The Goodyear Tire & Rubber Company’s Latin American farm tire business in April 2011 and their operations represented approximately 19% of your 2011 sales. Further, we note on page 37 for your March 31, 2012 Form 10-Q that $12.1 million of your cash and cash equivalents balance is held in foreign countries. As such, please enhance your disclosure to discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to comment 3:

At March 31, 2012, the Sao Paulo, Brazil facility was being treated as a branch for United States tax purposes.  With this treatment, the Company’s intent is not to permanently reinvest these foreign amounts outside the U.S.  The majority of foreign cash is at this facility.

The updated liquidity disclosure for the December 31, 2011, yearend would be as follows (additions are underlined):

LIQUIDITY OUTLOOK
At December 31, 2011, the Company had $129.2 million of cash and cash equivalents and $88.0 million of unused availability under the terms of its credit facility.  The cash and cash equivalents balance of $129.2 million includes $2.9 million held in foreign countries.  The Company’s current plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations.  The availability under the Company's $100 million credit facility was reduced by $12.0 million for letters of credit used to provide working capital to our Sao Paulo, Brazil manufacturing facility.  Titan expects to contribute approximately $7 million to its frozen defined benefit pension plans during 2012.

4.
We note the changes in your operational working capital materially impacted your cash flows from operations, including significant increases in accounts receivable and inventory balances as of December 31, 2011 as compared to balances as of December 31, 2010. Consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements.

Response to comment 4:

In periods when accounts receivable and inventory balances have significant changes, financial measures such as days sales outstanding and days sales in inventory may be relevant to the reader of Titan’s financial statements.

The additional disclosure for the December 31, 2011 Form 10-K would be as follows:

The Company’s inventory and accounts receivable balances were significantly higher at December 31, 2011, as compared to December 31, 2010.  These increases resulted primarily from the large increase in sales.  Days sales in inventory remained stable at 55 days at December 31, 2011 and 2010, as inventory grew proportionately with sales.  Days sales outstanding increased to 42 days at December 31, 2011, from 34 days at December 31, 2010.  The increase in days sales outstanding was largely the result of the acquisition of the Goodyear Latin American farm tire business.  The sales for this business have longer receivable terms than the Company’s historical operations.
The additional disclosure for the March 31, 2012 Form 10-Q would be as follows:

The Company’s inventory and accounts receivable balances were higher at March 31, 2012, as compared to December 31, 2011.  Days sales in inventory remained stable at 55 days at March 31, 2012, and December 31, 2011, as inventory grew proportionately with sales.  Days sales outstanding increased to 48 days at March 31, 2012, from 42 days at December 31, 2011.  The Company’s days sales outstanding at the end of July and December is generally lower than other months of the year as a result of decreased sales in those months as the result of plant shutdowns.

Item 15 – Exhibits, Financial Statement Schedules, page 38

Note 11 – Warranty Costs, page F-14

5.	Please enhance your disclosure to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to paragraph to FASB ASC 460-10-50-8.

Response to comment 5:

The updated disclosure would be as follows:

	2011	2010	2009
Warranty liability, January 1	$12,471	$9,169	$7,488
Provision for warranty liabilities	27,127	19,795	18,629
Warranty payments made	(21,939)	(16,493)	(16,948)
Warranty liability, December 31	$17,659	$12,471	$9,169

6.
We note that you have extended warranties on some of your products. We further note that your provision for warranty liabilities and warranty payments made during the year ended December 31, 2011 and December 31, 2010 materially exceeded the prior year’s provision. Please tell us how you determined the warranty liability as of each balance sheet and what consideration you have given to identifying this contingency as a critical accounting policy.

Response to comment 6:

The Company’s experience has been that warranty claims are likely to be made within a year after the product is sold.  Manufacturing imperfections will often show up within the first year.  Also, some of the product warranties are prorated after one year based on the age and usage of the product.  The proration makes it less likely that a product will be returned for warranty during the later part of the warranty period.  Titan’s warranty provision and year end liability increased substantially during 2011 as a result of a large increase in sales.

The Company calculates the warranty liability based on past warranty expense.  Actual warranty experience may differ from historical experience.  Therefore, the Company has designated product warranties as a critical accounting estimate.  The Company has also identified warranty as a significant accounting policy in Note 1 of Form 10-K.  The Company uses a calculation which is based on warranty experience for the previous five years.  The calculated liability is affected by changes in this experience and changes in sales of products which are warranted.

Note 13 – Revolving Credit Facility and Long Term Debt, page F-15

5.625% convertible senior subordinated notes due 2017, page F-15

7.
With reference to the specific terms of the 5.625% convertible senior subordinated notes due 2017, including the conversion feature that if the price of Titan common stock at the time of determination exceeds the base conversion price, the based conversion rate will be increased by an additional number of shares, please address how you accounted for the original issuance of the debt. Ensure that you identify the “certain events” that would require the conversion rate to be adjusted. Please identify the specific guidance within ASC 470-20 that you relied on and how you determined the $16.1 million charge you recognized in connection with the exchange.

Response to comment 7:

In accordance with ASC 470-20-25-10 to ASC 470-20-25-12, the Company determined that no portion of the debt proceeds were attributable to the conversion feature.   The base conversion rate of the Company’s 5.625% convertible senior subordinated notes due 2017 (the “Convertible Notes”) is 93.0016 shares of Titan common stock per $1,000 principal amount of convertible notes and the incremental share factor is 9.3002 shares of Titan common stock per $1,000 principal amount of Convertible Notes.  The base conversion rate is equivalent to an initial base conversion price of approximately $10.75 per share of Titan common stock.  If the price of Titan common stock at the time of determination exceeds the base conversion price, the conversion rate is increased by an additional number of shares up to the incremental share factor using a formula provided in the indenture.  To determine the percentage of the incremental share factor to add to the base conversion rate, the formula takes the applicable stock price less the base conversion price and divides the total by the applicable stock price.

The base conversion rate may be adjusted for the following:  change in capital stock, rights issue, other distributions, cash distributions, and company tender offer.  The formulas for these adjustments are included in section 10.6 to section 10.10 of the indenture for the Convertible Notes.  This indenture was filed as Exhibit 4.1 to the Company’s Form 8-K filed on December 21, 2009.

The Company determined the $16.1 million charge using the guidance of ASC 470-20-40-26 Induced Conversions which states “An entity may amend the terms of an instrument within the scope of the Cash Conversion Subsections to induce early conversion, for example, by offering a more favorable conversion ratio or paying other additional consideration in the event of conversion before a specified date.  In those circumstances, the entity shall recognize a loss equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of consideration issuable in accordance with the original conversion terms.”

The $16.1 million charge was computed as follows.  On January 19, 2011, the Company closed an Exchange Agreement dated January 7, 2011 with a note holder of the Company’s Convertible Notes, pursuant to which such holder exchanged $59,619,000 in aggregate principal amount of the Convertible Notes for 6,617,709 shares of the Company’s common stock, plus a payment for the accrued and unpaid interest.  The Exchange Agreement gave the note holder 111 shares of Company stock per $1,000 note.  The shares to be issued per the conversion terms were 97.0930 per $1,000 note.  This amount was calculated per the indenture using the volume weighted average price for the ten trading days starting on the second trading day after the exchange.  The shares to be issued under the original conversion terms would have been 5,788,588 (59,619 X 97.0930).  Therefore, the note holder received an additional 829,121 shares of Company stock as compared to the original conversion terms.  The Company’s closing stock price on January 19, 2011, of $19.46 was considered to be the fair value of these shares.  The additional 829,121 shares were multiplied by the fair value of $19.46 to arrive at the $16.1 million charge.

Form 10-Q for the Quarter Ended March 31, 2012

General

8.	Please address the above comments in your interim filings as well, as applicable.

Response to comment 8:

The Company will address the comments described above in future interim filings when applicable.